INVESTMENT MANAGEMENT
Reliable Partner | Reliable Investing®

(d)(7)(i)

February 14, 2023

J.P. Morgan Investment Management Inc.

270 Park Avenue

23rd Floor

New York, NY 10017

Attention: Lauren Kennedy, Associate

Re: Modification of annual sub-advisory fee rate for VY® JPMorgan Mid Cap Value Portfolio

Dear Ms. Kennedy:

This executed letter agreement serves to amend the Sub-Advisory Agreement between Voya Investments Inc. and J.P. Morgan Investment Management Inc. dated May 1, 2017, as amended from time to time (the "Sub-Advisory Agreement"). By acceptance of this letter agreement, it is understood that the letter agreement is only intended to amend Schedule A of the Sub-Advisory Agreement by modifying the annual sub-advisory fee rate for VY® JPMorgan Mid Cap Value Portfolio (the "Portfolio"), effective on December 1, 2022. Except as explicitly modified by the Amended Schedule A, all other terms and conditions of the Sub-Advisory Agreement, as amended, remain unchanged and in full force and effect.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule A of the Agreement. The Amended Schedule A, which indicates the annual sub-adviser fee rate for the Portfolio, is attached hereto.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

February 14, 2023

Please signify your acceptance to the modified sub-advisory fee rate for the Portfolio by signing below where indicated.

Very sincerely,

By: /s/ Todd Modic_________________

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

J.P. Morgan Investment Management Inc.

By: /s/ Rene Madden

Name: Rene Madden

Title: Executive Director

AMENDED SCHEDULE A

Fee Schedule

For the services provided by J.P. Morgan Investment Management Inc. ("Sub-Adviser") to the following series of Voya Partners, Inc., pursuant to the attached Sub-Advisory Agreement, the Adviser will pay the Sub-Adviser a fee, computed daily and payable monthly, based on the average daily net assets of the series at the following annual rates of the average daily net assets of the series:

SERIES	RATE
VY® JP Morgan Mid Cap Value Portfolio	0.50% on the first $50 million in assets;
0.45% on the next $50 million in assets; and
0.40% on all assets over $100 million

If the Adviser or any of its affiliates appoints the Sub-Adviser or any of its affiliates to manage another portfolio(s) following the Sub-Adviser's "Mid Cap Value" investment strategy ("New Portfolio"), the assets of the New Portfolio will be aggregated with the assets of the Portfolio in calculating the Sub-Adviser's fee at the above stated rate.

Effective Date: December 1, 2022, to reflect the modification of breakpoints.